SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13E-4/A
                       (Amendment No. 2/Final Amendment)
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                      Coca-Cola Bottling Co. Consolidated
                  (Name of issuer and person filing statement)

                         Common Stock, $1.00 Par Value
                         (Title of class of securities)

                                  191098 10 2
                     (CUSIP number of class of securities)

                             J. Frank Harrison, III
                     Chairman of the Board of Directors and
                            Chief Executive Officer
                      Coca-Cola Bottling Co. Consolidated
                               1900 Rexford Road
                        Charlotte, North Carolina 28211
                                 (704) 551-4400
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:

                            J. Norfleet Pruden, III
                  Kennedy Covington Lobdell & Hickman, L.L.P.
                          NationsBank Corporate Center
                       100 North Tryon Street, Suite 4200
                      Charlotte, North Carolina 28202-4006
                                 (704) 331-7400


                               November 14, 1996
     (Date tender offer first published, sent or given to security holders)


                            Calculation of Filing Fee
Transaction Valuation*                                      Amount of Filing Fee
   $23,750,000                                                     $4,750

* Assumes the purchase of 500,000 Shares at the maximum tender offer price per Share of $47.50.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $4,750                      Filing party:  Coca-Cola Bottling Co. Consolidated
Form or registration no.:  Schedule 13E-4            Date filed:  November 14, 1996



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         This  Amendment  No. 2 amends and  supplements  the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") originally filed on November 14, 1996, and amended on December 16, 1996, by Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 500,000 shares of common stock, $1.00 par value ("Common Stock"), of the Company at prices, net to the seller in cash, not greater than $47.50 nor less than $42.50 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"),
copies  of  which  were   previously   filed  as  Exhibits  (a)(1)  and  (a)(2),
respectively, to this Statement. This Amendment No. 2 to the Schedule 13E-4 also constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction (D) to Schedule 13E-4.


ITEM 8.  ADDITIONAL INFORMATION.

Item 8(e) is hereby further supplemented and amended as follows:

         The Offer expired at 5:00 p.m., Eastern time, on December 13, 1996. Pursuant to the Offer, the Company accepted for purchase 508,690.46 shares of Common Stock (approximately 6.4% of all shares of Common Stock outstanding prior to commencement of the Offer) at a price of $46.00 per share. As permitted by the terms of the Offer, the Company increased the number of shares to be purchased by 8,690.46 shares. This increase enabled the Company to purchase all shares tendered at $46.00 per share or less without proration. Shares tendered at prices greater than $46.00 per share (470,734.52 shares) were not purchased.


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


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 COCA-COLA BOTTLING CO. CONSOLIDATED


                                 By: /s/ David V. Singer
                                     __________________________________________
                                     David V. Singer
                                     Vice President and Chief Financial Officer

Dated:  December 23, 1996


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